

CV TECHNOLOGIES INC.

CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

June 2, 2008

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

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08003469

Re: Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. – File No. 82-35059

Enclosed please find as part of our disclosure requirements to your office May 2008 Insider Transaction Detail. Please note there were no transactions in May 2008.

Document	Date Range
Insider Transaction Detail	April 1-May 31, 2008

Please acknowledge receipt of our submission by returning the additional copy of our covering letter.
For your convenience we have attached a self-addressed stamped envelope. If you have any questions please do not hesitate to contact me.

Sincerely,

Ms. Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724
Enclosures



*Proudly
Canadian*



ChemBioPrint

Insider transaction detail - View details for issuer

Transactions sorted by   : Insider
Issuer name   : CV Technologies Inc. (Starts with)
Transaction date range   : April 1, 2008 - May 31, 2008
Debt securities   : Convertible Debentures
Equity securities   : Common Shares, Units
Issuer derivatives   : Options, Warrants, Other
Issuer industry classification: Consumer products - biotechnology/pharmaceuticals

Issuer name: CV Technologies Inc.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Insider name: Michaels, Gary Warren

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Common Shares

A	1185504	2008-04-03	2008-04-14	Indirect Ownership : RRSP	10 - Acquisition or disposition in the public market	+1,000	0.6000	51,000					

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1185504	2008-04-08	2008-04-10	Indirect Ownership: RRSP	10 - Acquisition or disposition in the public market	+1,000	0.6000							

Insider name: Shan, Jacqueline Jie

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction	Date of filing	Ownership type	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity	Underlying security designation	Equivalent	Closing balance
1177413	2008-04-01	2008-04-01	Direct Ownership:	51 - Exercise of options	+2,109,992	0.1500	6,314,708						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction	Date of filing	Ownership type	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity	Underlying security designation	Equivalent number or value	Closing balance of equivalent
1177522	2008-04-01	2008-04-01	Direct Ownership:	51 - Exercise of options	-2,109,992		3,400,527		0.1500		Common Shares	-2,109,992	3,400,527

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